SECURI[...]IISSION

04013119

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 13470

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
SAFECO Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4845 154th Place N.E.
(No. and Street)

Redmond (City) Washington (State) 98052 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
April Saunders (425) 376-8847
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

999 Third Avenue, Suite 3500 (Address) Seattle (City) Washington (State) 98104 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 03 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ERNST & YOUNG

Ernst & Young LLP
Suite 3500
999 Third Avenue
Seattle, Washington 98104

Phone: (206) 621-1800
www.ey.com

X

Report of Independent Auditors

Board of Directors
Safeco Securities, Inc.

We have audited the accompanying statement of financial condition of Safeco Securities, Inc. (a wholly owned subsidiary of Safeco Corporation) as of December 31, 2003, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Safeco Securities, Inc. at December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

February 10, 2004

Ernst + Young LLP

Safeco Securities, Inc.
(A wholly owned subsidiary of Safeco Corporation)

Statement of Financial Condition

December 31, 2003

Assets	
Cash and cash equivalents	$2,145,364
Accounts receivable	53,015
Prepaid expenses	19,708
Deferred commissions, net	639,591
Total assets	$2,857,678
Liabilities and stockholder's equity	
Liabilities:	
Accounts and commissions payable	$ 76,273
Payable to Affiliates and Parent	47,857
Due to Parent for income taxes	26,056
Deferred income taxes	69,866
Total liabilities	220,052
Stockholder's equity:	
Common stock, $100 par value:	
Authorized, issued, and outstanding shares – 10,000	1,000,000
Additional paid-in capital	3,750,000
Accumulated deficit	(2,112,374)
Total stockholder's equity	2,637,626
Total liabilities and stockholder's equity	$2,857,678

See accompanying notes to financial statements.

Safeco Securities, Inc.
(A wholly owned subsidiary of Safeco Corporation)

Notes to Financial Statements

December 31, 2003

1. Organization and Nature of Business

Safeco Securities, Inc. (the Company) is a wholly owned subsidiary of Safeco Corporation (the Parent). The Company acts as underwriter for the Safeco Mutual Funds, an affiliate of the Parent and underwriter for Safeco Life Insurance Company's variable insurance products, a wholly owned subsidiary of the Parent (collectively known as the Affiliates). The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD).

The issuance of securities by the Affiliates could be affected by changes in their economic or regulatory environment. It is reasonably possible that these changes could negatively impact the Company's future ability to generate concession income.

2. Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States, which require management to make certain estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Concessions and Commissions

Dealers' concession income and commission expense on variable annuity and variable life insurance products and mutual funds are recorded on the trade date as related transactions occur. Commissions paid on the sale of Class B mutual fund shares are capitalized and amortized over a period of six years, matching expected revenues (12b-1 fees and contingent deferred sales charges (CDSC)) with commission expenses.

2. Significant Accounting Policies (continued)

Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Pursuant to the requirements of Financial Accounting Standards Board Statement No. 109, *Accounting for Income Taxes*, income taxes are calculated as if the Company filed on a separate basis. The Company is charged or credited with the tax effects of its income or loss as used in the consolidated federal income tax return. The amount of deferred taxes is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. The deferred tax liability primarily relates to temporary differences in the accounting treatment of CDSC for financial reporting and income tax purposes.

Cash and Cash Equivalents

Cash and cash equivalents consist of balances on deposit with banks and other financial institutions, which may be in excess of the Federal Deposit Insurance Corporation's insurance limits. The Company considers investments in institutional money market funds to be cash equivalents.

3. Related-Party Transactions

The Company is charged for its share of audit fees and business and occupational taxes paid by the Parent on its behalf. During the year ended December 31, 2003, the Parent allocated approximately $44,950 of audit fees to the Company. At December 31, 2003, approximately $44,950 was due to Parent for audit fees and included as payable to Affiliates and Parent in the statement of financial condition.

4. Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c-1), which requires the maintenance of minimum net capital, equivalent to the greater of $5,000 or 1/15 of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. At December 31, 2003, the Company had net capital of $1,953,656, which was $1,943,644 in excess of its required net capital of $10,012. The ratio of aggregate indebtedness to net capital was 7.69%.

5. Income Taxes

The income tax benefit included in the statement of operations consists of the following:

	Year Ended December 31, 2003
Current tax expense	$ 83,055
Deferred tax benefit	(142,770)
Income tax benefit	$ (59,715)

6. Safeco Life and Investments Sale

On September 29, 2003, the Parent announced that it plans to sell its Life and Investments division, which includes the Company. No definitive sale agreement had been reached through the date of this report.

7. Contingency

During 2003, the Company underwent a routine NASD exam. The examiners identified certain assets that the Company treated as allowable assets that they believed should be treated as non-allowable for the purposes of the net capital calculation. If the assets are ultimately determined to be non-allowable, the NASD could fine the Company. Published NASD sanction guidelines indicate that fines for net capital violations generally range from $1,000 to $50,000, although the NASD may impose fines outside of these guidelines. Any such fine is not expected to have a material adverse impact on the Company's financial position, net capital requirement or results of operations.